Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

June 24, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY  2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – Notice of Annual and Special General Meeting,

➢

Oromin Explorations Ltd. – News Release dated May 14, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

➢

Oromin Explorations Ltd. – News Release dated May 28, 2009,

➢

Oromin Explorations Ltd. – News Release dated May 28, 2009,

➢

Oromin Explorations Ltd. – Consolidated Financial Statements for the year ended February 28, 2009 including Management Discussion and Analysis.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: June 24, 2009

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

May 6, 2009

To:

All Applicable Securities Commissions

“VIA  SEDAR”

and

To:

Toronto Stock Exchange

Dear Sirs:

Re:

Annual and Special General Meeting

We advise that the directors of the Company have fixed the record and meeting date for the upcoming Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual and Special General Meeting
2.	Class of Securities Entitled to Receive Notice	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number:	:	687082107
5.	ISIN:	:	CA6870821072
6.	Record Date for Notice	:	June 3, 2009
7.	Record Date for Voting	:	June 3, 2009
8.	Beneficial Ownership Determination Date	:	June 3, 2009
9.	Meeting Date	:	July 14, 2009
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Senior Administrator

/ea

cc:

Mita Garcia, Computershare Investor Services Inc.

Peter McArthur/Britt Redenbach, Miller Thomson LLP

David Harris, Davidson & Company, Chartered Accountants

U.S. Regulatory Authorities (with Form 6K)

James G. Stewart

Ian Brown

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com
May 14, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

A NEW HIGH-GRADE DISCOVERY AT SABODALA TO COMPLEMENT

SIX OTHER GOLD DEPOSITS

HIGHLIGHTS

➢

NEW GOLD DISCOVERY NEAR KEREKOUNDA DEPOSIT IDENTIFIED BY RECENT DRILLING

➢

ADDITIONAL DRILLING RESULTS AT KEREKOUNDA DEPOSIT DEMONSTRATE FURTHER CONTINUITY AND SIZE EXPANSION

➢

SRK’S PRE-FEASIBILITY STUDY CONTINUES ON SCHEDULE TOWARDS Q3 COMPLETION

➢

LATEST DRILLING RESULTS INCLUDE:

o

12 metres of 10.20 g/t gold in RC-578 at Oromin’s New Discovery

o

12 metres of 23.53 g/t gold and 8 metres of 16.54 g/t gold in RC-579 at Oromin’s New Discovery

o

11 metres of 5.96 g/t gold in DH-448 at Kerekounda

o

 9 metres of 8.48 g/t gold in RC-596 at Kerekounda

o

 8 metres of 13.97 g/t gold in RC-601 at Kerekounda

o

19 metres of 3.21 g/t gold in DH-439 at Masato

o

16 metres of 2.20 g/t gold in RC-587 at Masato

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to announce additional results from the ongoing step-out and in-fill drilling program at its Sabodala Gold Project in eastern Senegal.  The majority of 2009 drilling to date has focused on the lateral and vertical expansion to the high-grade Kerekounda gold deposit, as well as resource expansion drilling at each of the Golouma West, Golouma South and Masato gold deposits.

NEW DISCOVERY

Oromin is systematically examining numerous new targets on the project, based on geological, geochemical and geophysical criteria.  One of these new targets is located 1 km south of the recently discovered Kerekounda deposit, in the vicinity of Golouma Northeast, where previous results include: 98.37 g/t gold over 3 metres in DH-72 and 17.61 g/t gold over 8 metres in DH-73.  This New Discovery has successfully been intersected by two drill holes on the same drill Section, with a down-dip separation of approximately 100 metres, as outlined in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-578	53553N/5375E	030/-50	56-68 incl.56-63 incl.60-61 125-127	12 7 1 2	10.20 17.13 107.0 6.83
RC-579	53501N/5345E	030/-50	192-204 incl.195-196 and 199-202 incl.201-202 209-217 incl.213-217 incl.215-216	12 1 3 1 8 4 1	23.53 76.75 60.14 128.9 16.54 32.48 114.4

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

KEREKOUNDA DEPOSIT

As the following table indicates, favourable widths and high-grade results continue at the Kerekounda gold deposit, a continuous shear-hosted vein system for which significant results are now available over a minimum 300-metre strike extent and a minimum down-dip extent of 300 metres, as established by DH-426, DH-427 and DH-428.  Current drilling is systematically stepping out to test the down-dip extent beneath certain deeper intersections, including the previously released 10.12 g/t gold over 13 metres in DH-426. Kerekounda remains open to expansion both laterally and to depth. Oromin management continues to be encouraged by this early-stage drilling success at Kerekounda.  Based on the present geometry, continuity and high-grade nature of results received to-date, Oromin views Kerekounda as an attractive, early-stage combined open pit and underground mining opportunity that will enhance and complement previously announced preliminary resources at the Masato, Golouma west and Golouma South gold deposits.

The following table outlines the significant drilling results recently received from Kerekounda:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-435	54523N/5308E	060/-60	312-317	5	3.47
DH-436	54666N/5266E	060/-60	233-236 241-244	3 3	2.70 4.37
DH-437	54612N/5290E	060/-62	255-257 261-264	2 3	3.88 4.84
DH-445	54589N/5295E	060/-58	251-265 Incl.254-259	14 5	4.08 7.30
DH-448	54571N/5326E	060/-58	234-245 Incl.241-245 255-260	11 4 5	5.96 10.66 4.58
RC-583	54666N/5386E	060/-55	128-132 Incl.129-130	4 1	7.17 19.91
RC-584	54665N/5385E	060/-62	134-137 148-150	3 2	6.61 7.42
RC-594	54666N/5517E	060/-48	7-13 Incl.12-13	6 1	5.01 24.11
RC-596	54622N/5540E	060/-45	8-17 Incl.9-10	9 1	8.48 38.82
RC-599	54636N/5503E	060/-50	16-18 28-30	2 2	7.31 8.39

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-600	54693N/5463E	060/-50	47-54 Incl.47-51	7 4	8.53 13.89
RC-601	54692N/5462E	060/-70	61-69 Incl.66-68	8 2	13.97 28.46
RC-611	54548N/5348E	060/-58	241-246	5	10.70
RC-612	54461N/5396E	060/-60	175-179 Incl.178-179	4 1	7.38 25.86
RC-600	54693N/5463E	060/-50	47-54 Incl.47-51	7 4	8.53 13.89

Mineralized intervals are based on 1-metre composite samples utilizing a 1.0 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MASATO DEPOSIT

As a component of the ongoing Pre-Feasibility Study, a number of drill holes were recommended by SRK Consulting.  The majority of these holes were designed as resource definition in-fill holes, of which the following table outlines the significant results currently available from this drilling activity:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-438	59200N/4435E	113/-75	188-191 218-238 Incl.218-222 Incl.220-221	3 20 4 1	3.12 1.25 2.99 9.81
DH-439	59573N/4469E	111/-70	86-89 109-117 184-203	3 8 19	2.46 1.35 3.21
DH-440	59475N/4583E	110/-60	12-27* Incl.22-26	15 4	1.80 3.29
DH-442	60198N/4881E	110/-45	19-24*	5	1.83
DH-446	59951N/4724E	110/-50	28-48* Incl.45-46	20 1	1.43 7.01
RC-585	59806N/4547E	110/-62	133-138 158-168 Incl.163-165	5 10 2	2.36 2.61 6.02
RC-586	59806N/4549E	110/-75	193-213 Incl.194-197	20 3	1.66 4.87
RC-587	59768N/4490E	112/-55	156-161 177-193 Incl.186-192	5 16 6	1.71 2.20 3.81
RC-588	59768N4489E	112/-65	164-168 189-211 Incl.190-194	4 22 4	1.58 1.37 3.28
RC-589	59427N/4455E	110/-60	93-110 137-141 154-162	17 4 8	1.10 1.05 1.96

*Mineralized intervals in the upper 50 metres are predominantly oxide in nature.

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-590	59584N/4443E	112/-69	146-151 174-179 Incl.176-177 202-220 235-241	5 5 1 18 6	2.15 3.24 11.16 1.30 1.58
RC-604	59686N/4691E	110/-55	0-3* 28-33*	3 5	1.51 1.73
RC-605	59541N/4607E	111/-55	2-6* 46-49*	4 3	1.49 1.49
RC-607	60278N/4923E	110/-55	1-12* Incl.6-10	11 4	1.79 2.65
RC-608	59100N/4481E	112/-65	148-153	5	1.66

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

*Mineralized intervals in the upper 50 metres are predominantly oxide in nature.

Outlook

Oromin’s further and ongoing 2009 drilling plans include an aggressive evaluation to expand the high-grade Kerekounda gold deposit, to outline and define oxide mineralization potential at various other known gold deposits, and to continue the systematic evaluation of other structural-geochemical targets throughout the Golouma-Kerekounda region.

Our 2009 Pre-Feasibility Study being undertaken by SRK Consulting is proceeding on schedule with metallurgical, hydrological, geotechnical, resource evaluation, infrastructure/site development, social and environmental programs under way and ongoing.

Technical Supervision

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “Projects” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 20, 2009

Item 3.

Press Release

May 14, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 20th day of May, 2009.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com
May 14, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

A NEW HIGH-GRADE DISCOVERY AT SABODALA TO COMPLEMENT

SIX OTHER GOLD DEPOSITS

HIGHLIGHTS

➢

NEW GOLD DISCOVERY NEAR KEREKOUNDA DEPOSIT IDENTIFIED BY RECENT DRILLING

➢

ADDITIONAL DRILLING RESULTS AT KEREKOUNDA DEPOSIT DEMONSTRATE FURTHER CONTINUITY AND SIZE EXPANSION

➢

SRK’S PRE-FEASIBILITY STUDY CONTINUES ON SCHEDULE TOWARDS Q3 COMPLETION

➢

LATEST DRILLING RESULTS INCLUDE:

o

12 metres of 10.20 g/t gold in RC-578 at Oromin’s New Discovery

o

12 metres of 23.53 g/t gold and 8 metres of 16.54 g/t gold in RC-579 at Oromin’s New Discovery

o

11 metres of 5.96 g/t gold in DH-448 at Kerekounda

o

 9 metres of 8.48 g/t gold in RC-596 at Kerekounda

o

 8 metres of 13.97 g/t gold in RC-601 at Kerekounda

o

19 metres of 3.21 g/t gold in DH-439 at Masato

o

16 metres of 2.20 g/t gold in RC-587 at Masato

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to announce additional results from the ongoing step-out and in-fill drilling program at its Sabodala Gold Project in eastern Senegal.  The majority of 2009 drilling to date has focused on the lateral and vertical expansion to the high-grade Kerekounda gold deposit, as well as resource expansion drilling at each of the Golouma West, Golouma South and Masato gold deposits.

NEW DISCOVERY

Oromin is systematically examining numerous new targets on the project, based on geological, geochemical and geophysical criteria.  One of these new targets is located 1 km south of the recently discovered Kerekounda deposit, in the vicinity of Golouma Northeast, where previous results include: 98.37 g/t gold over 3 metres in DH-72 and 17.61 g/t gold over 8 metres in DH-73.  This New Discovery has successfully been intersected by two drill holes on the same drill Section, with a down-dip separation of approximately 100 metres, as outlined in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-578	53553N/5375E	030/-50	56-68 incl.56-63 incl.60-61 125-127	12 7 1 2	10.20 17.13 107.0 6.83
RC-579	53501N/5345E	030/-50	192-204 incl.195-196 and 199-202 incl.201-202 209-217 incl.213-217 incl.215-216	12 1 3 1 8 4 1	23.53 76.75 60.14 128.9 16.54 32.48 114.4

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

KEREKOUNDA DEPOSIT

As the following table indicates, favourable widths and high-grade results continue at the Kerekounda gold deposit, a continuous shear-hosted vein system for which significant results are now available over a minimum 300-metre strike extent and a minimum down-dip extent of 300 metres, as established by DH-426, DH-427 and DH-428.  Current drilling is systematically stepping out to test the down-dip extent beneath certain deeper intersections, including the previously released 10.12 g/t gold over 13 metres in DH-426. Kerekounda remains open to expansion both laterally and to depth. Oromin management continues to be encouraged by this early-stage drilling success at Kerekounda.  Based on the present geometry, continuity and high-grade nature of results received to-date, Oromin views Kerekounda as an attractive, early-stage combined open pit and underground mining opportunity that will enhance and complement previously announced preliminary resources at the Masato, Golouma west and Golouma South gold deposits.

The following table outlines the significant drilling results recently received from Kerekounda:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-435	54523N/5308E	060/-60	312-317	5	3.47
DH-436	54666N/5266E	060/-60	233-236 241-244	3 3	2.70 4.37
DH-437	54612N/5290E	060/-62	255-257 261-264	2 3	3.88 4.84
DH-445	54589N/5295E	060/-58	251-265 Incl.254-259	14 5	4.08 7.30
DH-448	54571N/5326E	060/-58	234-245 Incl.241-245 255-260	11 4 5	5.96 10.66 4.58
RC-583	54666N/5386E	060/-55	128-132 Incl.129-130	4 1	7.17 19.91
RC-584	54665N/5385E	060/-62	134-137 148-150	3 2	6.61 7.42
RC-594	54666N/5517E	060/-48	7-13 Incl.12-13	6 1	5.01 24.11
RC-596	54622N/5540E	060/-45	8-17 Incl.9-10	9 1	8.48 38.82
RC-599	54636N/5503E	060/-50	16-18 28-30	2 2	7.31 8.39

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-600	54693N/5463E	060/-50	47-54 Incl.47-51	7 4	8.53 13.89
RC-601	54692N/5462E	060/-70	61-69 Incl.66-68	8 2	13.97 28.46
RC-611	54548N/5348E	060/-58	241-246	5	10.70
RC-612	54461N/5396E	060/-60	175-179 Incl.178-179	4 1	7.38 25.86
RC-600	54693N/5463E	060/-50	47-54 Incl.47-51	7 4	8.53 13.89

Mineralized intervals are based on 1-metre composite samples utilizing a 1.0 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MASATO DEPOSIT

As a component of the ongoing Pre-Feasibility Study, a number of drill holes were recommended by SRK Consulting.  The majority of these holes were designed as resource definition in-fill holes, of which the following table outlines the significant results currently available from this drilling activity:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-438	59200N/4435E	113/-75	188-191 218-238 Incl.218-222 Incl.220-221	3 20 4 1	3.12 1.25 2.99 9.81
DH-439	59573N/4469E	111/-70	86-89 109-117 184-203	3 8 19	2.46 1.35 3.21
DH-440	59475N/4583E	110/-60	12-27* Incl.22-26	15 4	1.80 3.29
DH-442	60198N/4881E	110/-45	19-24*	5	1.83
DH-446	59951N/4724E	110/-50	28-48* Incl.45-46	20 1	1.43 7.01
RC-585	59806N/4547E	110/-62	133-138 158-168 Incl.163-165	5 10 2	2.36 2.61 6.02
RC-586	59806N/4549E	110/-75	193-213 Incl.194-197	20 3	1.66 4.87
RC-587	59768N/4490E	112/-55	156-161 177-193 Incl.186-192	5 16 6	1.71 2.20 3.81
RC-588	59768N4489E	112/-65	164-168 189-211 Incl.190-194	4 22 4	1.58 1.37 3.28
RC-589	59427N/4455E	110/-60	93-110 137-141 154-162	17 4 8	1.10 1.05 1.96

*Mineralized intervals in the upper 50 metres are predominantly oxide in nature.

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-590	59584N/4443E	112/-69	146-151 174-179 Incl.176-177 202-220 235-241	5 5 1 18 6	2.15 3.24 11.16 1.30 1.58
RC-604	59686N/4691E	110/-55	0-3* 28-33*	3 5	1.51 1.73
RC-605	59541N/4607E	111/-55	2-6* 46-49*	4 3	1.49 1.49
RC-607	60278N/4923E	110/-55	1-12* Incl.6-10	11 4	1.79 2.65
RC-608	59100N/4481E	112/-65	148-153	5	1.66

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

*Mineralized intervals in the upper 50 metres are predominantly oxide in nature.

Outlook

Oromin’s further and ongoing 2009 drilling plans include an aggressive evaluation to expand the high-grade Kerekounda gold deposit, to outline and define oxide mineralization potential at various other known gold deposits, and to continue the systematic evaluation of other structural-geochemical targets throughout the Golouma-Kerekounda region.

Our 2009 Pre-Feasibility Study being undertaken by SRK Consulting is proceeding on schedule with metallurgical, hydrological, geotechnical, resource evaluation, infrastructure/site development, social and environmental programs under way and ongoing.

Technical Supervision

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “Projects” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
May 28, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD.  ANNOUNCES PRIVATE PLACEMENT OF COMMON SHARES TO GENERATE PROCEEDS OF UP TO C$20,000,000

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES.  THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

Vancouver, B.C., May 28 2009 - Oromin Explorations Ltd. (OLE - TSX) announced today that it has entered into an agreement pursuant to which a group of agents has agreed to complete a best efforts private placement of common shares at a price of $0.70 per share to raise up to C$15,000,000.  The agents have been provided with an option to increase the size of the placement by an additional $5,000,000, which option must be exercised at least 48 hours prior to the closing of the placement.

The closing of the placement of the common shares is expected to occur on or about June 16, 2009 and is subject to receipt of all necessary regulatory approvals, including that of the Toronto Stock Exchange.

Proceeds of the placement will be used for Oromin’s Sabodala gold project in Sénégal and its Santa Rosa Dome oil and gas project in Argentina as well as for general working capital.

The Company has agreed to pay the agents a commission of 7% of the gross proceeds of the Placement.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
May 28, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD.  ANNOUNCES PRIVATE PLACEMENT OF COMMON SHARES TO GENERATE PROCEEDS OF UP TO C$20,000,000

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES.  THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

Vancouver, B.C., May 28 2009 - Oromin Explorations Ltd. (OLE - TSX) announced today that it has entered into an agreement pursuant to which Toll Cross Securities Inc. will act as lead agent of an international group that will include U.K. based Arbuthnot Securities, U.S. based Dahlman Rose & Co. and Toronto based Research Capital Corporation to complete a best efforts private placement offering of common shares at a price of $0.70 per share to raise up to C$15,000,000.  Toll Cross has been provided with an option to increase the size of the placement by an additional $5,000,000, which option must be exercised at least 48 hours prior to the closing of the placement.

The closing of the placement of the common shares is expected to occur on or about June 16, 2009 and is subject to receipt of all necessary regulatory approvals, including that of the Toronto Stock Exchange.

Proceeds of the placement will be used for Oromin’s Sabodala gold project in Sénégal and its Santa Rosa Dome oil and gas project in Argentina as well as for general working capital.

The Company has agreed to pay the Agents a commission of 7% of the gross proceeds of the Offering.

To find out more about Oromin Explorations Ltd. (TSX:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Oromin Explorations Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

February 28, 2009

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 28, 2009 and February 29, 2008 and the consolidated statements of operations, deficit, accumulated other comprehensive income (loss) and cash flows for the years ended February 28, 2009, February 29, 2008 and February 28, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and its cash flows for the years ended February 28, 2009, February 29, 2008 and February 28, 2007 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

May 25, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
As at

	February 28	February 29
	2009	2008

ASSETS

Current
Cash	$6,550,450	$26,139,917
Receivables	195,379	176,030
Investments (Note 3)	71,874	362,662
Prepaid expenses and deposits	11,122	4,872

Total current assets	6,828,825	26,683,481

Resource properties (Note 5)	40,292,264	21,246,506
Advances to joint venture (Note 5)	1,787,158	-
Contractor deposit	222,372	171,465
Equipment and fixtures (Note 4)	213,463	37,145
Performance bond – restricted cash (Note 6)	24,525	66,749

	$49,368,607	$48,205,346

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$2,332,359	$2,175,285

Shareholders' equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued and outstanding
66,067,606 common shares (2008 – 64,972,583)	58,528,199	57,509,011
Contributed surplus (Note 7)	8,475,106	4,145,757
Accumulated other comprehensive loss	(299,476)	(531,311)
Deficit	(19,667,581)	(15,093,396)

	47,036,248	46,030,061

	$49,368,607	$48,205,346

Nature and continuance of operations (Note 1)

Subsequent event (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended		Year Ended
	February 28,	February 29,		February 28,
	2009	2008		2007

EXPENSES
Amortization	$41,807	$2,803		$3,133
Filing and transfer agent fees	133,551	66,157		52,012
Office and rent	200,127	143,179		124,112
Professional and consulting fees	440,404	276,612		223,742
Salaries and benefits	310,719	329,237		200,137
Stock-based compensation (Note 8)	4,655,439	627,334		652,789
Travel and public relations	321,277	449,885		229,173

	(6,103,324)	(1,895,207)		(1,485,098)

OTHER INCOME (EXPENSE)
Interest income	379,733	735,172		271,912
Foreign exchange gain (loss)	923,267	(204,934)		5,910
Project administration fees (Note 5(a))	667,112	-		-
Gain (loss) on sale of investments (Note 3)	(440,973)	(12,679)		83,281
Write-down of investments (Note 3)	-	-		(677,888)

	1,529,139	517,559		(316,785)

Loss for the year	(4,574,185)	(1,377,648)		(1,801,883)

Other comprehensive income (loss)
Unrealized loss on investments (Note 3)	(209,138)	(531,311)		-
Reversal of unrealized loss on disposal of investments	440,973	-		-

Total comprehensive loss for the year	$(4,342,350)	$(1,908,959)	$	(1,801,883)

Basic and diluted loss per common share	$(0.07)	$(0.02)		$(0.04)

Weighted average number of common shares outstanding	65,264,018	56,740,221		42,853,558

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	February 28,	February 29,	February 28,
	2009	2008	2007

STATEMENT OF DEFICIT

Balance, beginning of year	$(15,093,396)	$(13,715,748)	$(11,913,865)
Loss for the year	(4,574,185)	(1,377,648)	(1,801,883)

Balance, end of year	$(19,667,581)	$(15,093,396)	$(13,715,748)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$(531,311)	$-
Adjustment to opening balance on adoption of standard	-	-
Unrealized loss on investments (Note 3)	(209,138)	(531,311)
Reversal of unrealized losses on disposal of investments	440,973	-

Balance, end of year	$(299,476)	$(531,311)

This financial statement was adopted effective March 1, 2007. For fiscal years prior to that date, no such statement was applicable.

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 28,
	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(4,574,185)	$(1,377,648)	$(1,801,883)
Items not affecting cash:
Amortization	41,807	2,803	3,133
Accrued interest on performance bond	-	-	(6,437)
Non-cash portion of foreign exchange (gain) loss	(70,725)	12,957	(5,910)
Stock-based compensation	4,655,439	627,334	652,789
(Gain) loss on sale of investments	440,973	12,679	(83,281)
Write-down of investments	-	-	677,888

Changes in non-cash working capital items:
Decrease (increase) in receivables	42,693	(98,963)	(40,851)
Increase in prepaid expenses and deposits	(6,250)	-	-
Increase in accounts payable and accrued liabilities	751,381	1,248,244	59,816

Net cash provided by (used in) operating activities	1,281,133	427,406	(544,736)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	693,098	24,625,466	15,729,673
Share issue costs	-	(1,430,976)	(1,014,229)
Due to joint venture	-	(2,013,143)	2,013,143
Proceeds from sale of investments	-	19,379	228,654
Proceeds from restricted cash – performance bond	-	59,539	-

Net cash provided by financing activities	693,098	21,260,265	16,957,241

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(20,226,527)	(11,136,370)	(7,778,658)
Advances to joint venture	(1,120,046)	-	-
Deposit with exploration contractor	-	(171,465)	-
Recoveries on resource properties	-	-	705,560
Purchase of equipment and fixtures	(218,125)	(32,741)	(2,176)

Net cash used in investing activities	(21,563,698)	(11,340,576)	(7,075,274)

Change in cash	(19,589,467)	10,347,095	9,337,231

Cash, beginning of year	26,139,917	15,792,822	6,455,591

Cash, end of year	$6,550,450	$26,139,917	$15,792,822

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration activities are in the pre-production stage.  Consequently, the Company defines itself to be in the exploration stage.  The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profitable operations in the future. Management is actively seeking to raise the necessary capital to meet its funding plans.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries and, on a proportionate basis, the accounts of Oromin Joint Venture Group Ltd. from its formation during the 2006-2007 fiscal year.  The Company’s subsidiaries include Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Sabodala Holding Limited, Irie Isle Limited and Cynthia Holdings Limited, all of which are incorporated under the laws of the British Virgin Islands.

Significant inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to stock-based compensation, the determination of impairment of assets, asset retirement obligations, estimates of useful lives, and the valuation allowance applied to future income tax assets. Actual results may differ from these estimates.

Investments

During the years ended February 28, 2009 and February 29, 2008 the Company’s holdings of marketable securities were classified as available for sale, with revaluation gains and losses included in other comprehensive income until the related assets are removed from the balance sheet. For the 2007 fiscal year, investments in marketable securities were recorded at the lower of cost or market value on an individual investment basis.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Equipment and fixtures

Equipment and fixtures are recorded at cost less accumulated amortization. Amortization is calculated at the following rates:

Office furniture	Straight line over five years
Computer equipment	Straight line over five years
Leasehold improvements	Straight line over the life of lease

During fiscal 2009, the Company revised its estimate of useful lives relating to office furniture and computer  equipment.  The change did not have a material effect on the financial statements.

Resource properties

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties whereby exploration and development costs are capitalized and accumulated in cost centres.  Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, technical consulting costs directly related to exploration and development activities and capitalized financing costs.

Depletion of exploration and development costs and depreciation of production equipment are provided on the unit-of-production method based upon estimated proven oil and gas reserves before royalties in each cost centre, as determined by independent engineers.  For purposes of this calculation, reserves and production of natural gas are converted to common units based on their approximate relative energy content.  Undeveloped properties are excluded from the depletion calculation until the quantities of proven reserves can be determined.  These properties are assessed periodically for impairment.  When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.

The Company places a limit on the carrying value of oil and gas properties and other assets, which may be depleted against revenues of future periods (the “ceiling test”).  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proven reserves, the lower of cost and market of unproven properties and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proven and probable reserves, the lower of cost and market of unproven properties and the cost of major development projects.  The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease to the carrying amount of the liability and the related long-lived asset. To date the Company does not have any significant asset retirement obligations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At February 28, 2009, February 29, 2008 and February 28, 2007, the total number of potentially dilutive shares excluded from loss per share was 9,718,000 for 2009, 12,682,582 for 2008 and 15,297,287 for 2007.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock.  Fair value is determined using the Black-Scholes option pricing model.  Any consideration paid by the option holder to purchase shares is credited to capital stock.

Foreign currency translation

The Company's subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange  rates approximating those in effect on the date of the transaction.  Exchange gains or losses arising on translation of foreign currency items are included in operating results.

Foreign currency denominated monetary items are translated at year-end exchange rates. Exchange gains and losses arising on translation are included in operating results.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments – recognition and measurement

The Company classifies its financial instruments into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity instruments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company classifies its cash, restricted cash and contractor deposit as held-for-trading and its investments as available-for-sale. Receivables and amounts due from joint venture are classified as loans and receivables, and accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  The Company presents such gains and losses in “other comprehensive income” until it is considered appropriate to be recognized in net earnings.

NEW ACCOUNTING POLICIES

Going concern

Effective March 1, 2008 the Company prospectively adopted the amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going concern. The Company reports on a going-concern basis and the adoption of this amended standard had no effect on the Company’s financial statements.

Capital disclosures

In February 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The Company prospectively adopted the CICA recommendations effective March 1, 2008. See Note 14 for more detail.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

NEW ACCOUNTING POLICIES (cont’d…)

Financial instruments

In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation”. These sections replaced the previous Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company prospectively adopted these sections effective March 1, 2008. See Note 11 for more detail.

RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company does not believe the adoption of this new section will have a significant effect on its financial statements.

Business combinations

In January 2009, the CICA issued the new Handbook Section 1582 “Business Combinations”, effective for fiscal years beginning on or after January 1, 2011. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. This standard is not expected to have any effect on the Company’s financial statements unless and until one or more business combination transactions occur.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheet at February 28, 2010. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

3.

INVESTMENTS

At February 28, 2009 investments consisted of 1,197,906 shares of Lund Gold Ltd. (“Lund”) acquired in 2007 at a fair value of $371,352 which has been written down by $83,855 during the year ended February 29, 2008 and by a further $215,623 during the year ended February 28, 2009 to reflect fair values at those dates. These fair value adjustments have been charged to comprehensive income (loss). The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

During the year ended February 28, 2009, the Company delivered 750,000 shares of Surge Global Energy Inc. (“Surge”) with a fair value of $81,650 as partial consideration for the acquisition from Surge of a 17.52% interest in the Santa Rosa oil and gas project as described in Note 5(c). The shares had a fair value of $75,165 at February 29, 2008 and the increase in fair value to the date of disposition was credited against other comprehensive loss. During fiscal 2008, 144,500 shares were sold (2007 – 105,500 shares) resulting in a net realized loss of $12,679 (2007 – net gain of $83,281). The reduction in fair value of $447,458 during the period ended February 29, 2008 was charged to the statement of comprehensive loss.  The difference between cost and market value of $677,888 as at February 28, 2007 was charged to the statement of operations. The Surge shares trade on the NASD Over the Counter Bulletin Board and fair values are readily determinable from this active public market.

4.

EQUIPMENT AND FIXTURES

		2009			2008

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Leasehold improvements	$197,521	$29,322	$168,199	$11,632	$-	$11,632
Office furniture	51,056	7,623	43,433	27,410	5,929	21,481
Computer equipment	2,289	458	1,831	20,570	16,538	4,032

	$250,866	$37,403	$213,463	$59,612	$22,467	$37,145

Certain equipment and fixtures with a cost of $26,871 and accumulated amortization of $22,467 as at February 29, 2008 were fully amortized during fiscal 2009 and removed from the balances presented for February 28, 2009.

Amortization of leasehold improvements and certain newly acquired office furniture and computer equipment commenced June 2008 with the beginning of a renewal term of a lease held by a company related by having a number of directors in common. Subsequent to February 28, 2009 the Company became a party to the lease, as described in Note 15.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

5.

RESOURCE PROPERTIES

			2009	2008

Sabodala mineral project, Sénégal			$36,759,620	$19,924,177
Santa Rosa oil and gas project, Argentina			3,532,644	1,322,329
			$40,292,264	$21,246,506

	Sabodala,	Santa Rosa,	Carneirinho,	Total
	Sénégal	Argentina	Brazil

Balance, February 28, 2007	$9,511,957	$1,065,300	$252,461	$10,829,718

Acquisition costs	-	-	118,891	118,891
Proceeds of disposition (Note 5(b))	-	-	(371,352)	(371,352)
Camp operation	1,019,666	-	-	1,019,666
Contractors and geological staff	1,089,405	127,753	-	1,217,158
Corporate services fee	1,224,622	-	-	1,224,622
Drilling	4,649,594	-	-	4,649,594
Exploration office	63,062	48,025	-	111,087
Insurance	11,409	-	-	11,409
Land and legal	183,655	90,996	-	274,651
Presumptive minimum tax	-	16,912	-	16,912
Sample analysis	1,291,653	-	-	1,291,653
Social programs	65,860	-	-	65,860
Travel and accommodation	393,532	107,756	-	501,288
Wages and benefits	419,762	-	-	419,762
Cost reclassifications	-	(134,413)	-	(134,413)

	10,412,220	257,029	(252,461)	10,416,788

Balance, February 29, 2008	19,924,177	1,322,329	-	21,246,506

Acquisition costs	-	707,636	-	707,636
Camp operation	1,692,971	-	-	1,692,971
Contractors and geological staff	1,375,398	499,254	-	1,874,652
Corporate services fee	1,656,035	-	-	1,656,035
Drilling	7,189,120	-	-	7,189,120
Engineering	1,038,643	-	-	1,038,643
Exploration office	212,772	91,832	-	304,604
Insurance	40,886	10,991	-	51,877
Land and legal	43,243	241,038	-	284,281
Presumptive minimum tax	-	37,698	-	37,698
Sample analysis	2,111,989	-	-	2,111,989
Social programs	274,156	-	-	274,156
Tenure payments and mineral bonds	-	395,397	-	395,397
Travel and accommodation	422,760	138,507	-	561,267
Value added taxes	-	87,962	-	87,962
Wages and benefits	777,470	-	-	777,470

	16,835,443	2,210,315	-	19,045,758

Balance, February 28, 2009	$36,759,620	$3,532,644	$-	$40,292,264

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

5.

RESOURCE PROPERTIES (cont’d…)

The Company holds its exploration rights to the Sabodala and Santa Rosa projects by way of rights granted by the sovereign governments of the jurisdictions in which they are located.  The Company has investigated the status of its rights in and to each of its resource properties and, to the best of its knowledge, these rights are in good standing.

The Company’s oil and gas assets, namely the Santa Rosa property, are unproved and as such there is no basis on which to recognize depletion.

a)

Sabodala, Sénégal

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention grants the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Sénégal. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs.  In order to acquire its interest in the Sabodala Property, OJVG was obliged to spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007, a condition which was met in October 2006. In March 2007 the Government of Sénégal granted a 20 month extension, to December 2008, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure has been met. In December 2008 the Government of Sénégal granted a further 12 month extension, to December 22, 2009, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production.  The Company billed OJVG $667,112 as project administration fees during the year ended February 28, 2009. This amount plus $1,120,046 advanced to OJVGduring the year ended February 28, 2009 comprise the amount shown as advances to joint venture on the balance sheet.

Pursuant to a corporate advisory agreement entered into October 25, 2007 with Bendon, the Company paid Bendon $1,224,622 (US$1,250,000) during the year ended February 29, 2008 and $1,656,035 (US$1,500,000) during the year ended February 28, 2009. Effective March 11, 2009 the Company agreed to a renewal of the corporate advisory agreement, and committed to make payments totaling US$1,250,000 between March and December 2009. This agreement has not been fully executed as of the audit report date and no payments are required until it is fully executed.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

5.

RESOURCE PROPERTIES (cont’d…)

a)

Sabodala, Sénégal (cont’d…)

The Company’s proportionate interest in OJVG is summarized as follows:

	2009	2008	2007

ASSETS
Current
Cash	$204,289	$997,924
Receivables	77,727	55,182

	282,016	1,053,106

Resource properties	34,546,075	18,667,487
Contractor deposit	222,372	171,465

	$35,050,463	$19,892,058

LIABILITIES

Current liabilities	$1,974,501	$1,106,104

SHAREHOLDERS’ EQUITY
Equity	32,863,420	18,760,686
Retained earnings	212,542	25,268

	33,075,962	18,785,954

	$35,050,463	$19,892,058

Cash flows provided by (used in):
Operating activities	$136,367	$25,268	$-
Financing activities	14,102,734	10,305,734	2,169,026
Investing activities	(15,032,736)	(9,333,078)	(2,169,026)

The Company’s share of OJVG’s income for the years ended February 28, 2009, February 29, 2008 and February 28, 2007 was $187,274 , $25,268 and $Nil respectively.

b)

Carneirinho, Brazil

During the year ended February 28, 2005, the Company and Lund, a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.  The option was structured in two stages with the companies jointly acquiring a 50% interest at each stage.  In April 2007 the Company sold its interest in the project to Lund, in consideration of the issue by Lund of 1,197,906 of its treasury shares to the Company at a fair value of $371,352.  This amount included an option payment of US $100,000 ($118,891) made by the Company in March 2007 prior to the sale to Lund.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

5.

RESOURCE PROPERTIES (cont’d…)

c)

Santa Rosa, Argentina

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), submitted a bid to the Secretariat of Energy of the Republic of Argentina (the “Secretariat”) to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat approved the Company’s bid to acquire a 100% interest in those certain oil and gas exploration rights, which are located in the Province of Mendoza (the “Santa Rosa Property”). In January 2007 the federal government of the Republic of Argentina agreed to the assumption by the Province of Mendoza of jurisdiction over hydrocarbon resources in the province.

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted to EOSA the exploration and exploitation rights over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company is committed to incur exploration expenditures of US$600,000 by May 1, 2011.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.  Also pursuant to the May 2, 2008 decree, the Company was required to and did put in place a performance bond to guarantee a minimum US$600,000 exploration expenditure. If the Company fails to carry out the minimum expenditure, under certain circumstances the arm’s length bonding company which has provided the bond has recourse to the Company for the cash value of any shortfall.

Agreements with Surge Global Energy, Inc.

By a series of agreements over the period June 2002 through February 2005 the Company, through its subsidiaries, conveyed an effective 17.52% interest in the Santa Rosa Property to Surge, a corporation whose shares trade on the OTC Bulletin Board market in the United States, in consideration of the payment by Surge during the 2005 fiscal year of US$600,000 in cash and the issue to a subsidiary of the Company of 1,000,000 shares of Surge. The cash payment was translated as $832,680 and the Surge shares ascribed a fair value of $1,377,940 at the time received, and a subsidiary of the Company which indirectly holds the Santa Rosa Project issued common shares to Surge to establish Surge’s agreed 17.52% interest. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares. A director of the Company served as a director of Surge from August 2002 until April 2007.

Effective March 25, 2008 the Company acquired back from Surge the 17.52% interest in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of Surge’s shares, of which 750,000 were the balance after the sales described above of the shares originally obtained, and 250,000 were acquired from a director and senior officer of the Company.

Participation interest of Otto Energy Ltd.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire up to a 41.24% interest in the Santa Rosa Property, in two stages, by spending up to US$2,297,381 on exploration and development of the project.  In December 2008 the LOI was replaced by a joint venture agreement, pursuant to which Otto elected to acquire a 32.48% interest in the project by paying US$1,400,000. This acquisition was completed in May 2009 and the US$1,400,000 payment was received.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

6.

PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond lodged at a bank in Argentina with a value of US$19,300 (2008 – US$68,125) maturing on August 3, 2012. The bond bears interest at the six month LIBOR rate payable semi-annually. This bond was established in 2002 to secure the Santa Rosa property bid in Argentina (Note 5(c)) and is subject to annual releases of US$13,625 commencing in 2005. During the year ended February 29, 2008, the Company received its releases for 2005, 2006 and 2007, which previously had remained on deposit. The release of US$13,625 for 2008 was received in April 2009. In October 2008 agencies of the federal government of Argentina seized US$35,200 of the balance as part of a taxation dispute. The Company expects the dispute to be resolved in its favour and the amount of the seized funds is recorded as a current amount receivable.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

a)

In December 2006, the Company closed a non-brokered private placement of 3,030,500 units and a brokered private placement of 6,061,000 units, all at a price of $1.65 per unit for proceeds of $13,609,604 (net of share issue costs of $1,391,371).  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $2.20 per share until December 7, 2008.  The warrants were subject to forced conversion provisions whereby if the closing trading price of the Company’s shares exceeded $3.40 for twenty consecutive trading days, the Company could provide notice of the warrants’ expiry within 21 days following such notice. The Company also issued 606,100 broker compensation warrants with a value of $377,142. Each broker warrant was exercisable for one common share at $1.65 per share until December 7, 2008. The assumptions used for the Black-Scholes valuation of the broker warrants were a risk-free interest rate 3.79%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 64.69%.

b)

In November 2007, the Company closed a non-brokered private placement of 1,800,000 units and a brokered private placement of 5,400,000 units, all at a price of $2.50 per unit for proceeds of $16,569,024 (net of share issue costs of $1,430,976).  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $3.30 per share until November 15, 2009 in the case of 2,700,000 warrants and November 26, 2009 in the case of 900,000 warrants.  The warrants are subject to forced conversion provisions whereby if the closing trading price of the Company’s shares equals or exceeds $5.00 for twenty consecutive trading days, the Company may provide notice that the warrants will expire within 21 days following such notice. The Company also issued 540,000 broker compensation warrants with a value of $545,821. Each broker warrant can be exercised for one common share at $2.75 per share until November 15, 2009. The assumptions used for the Black-Scholes valuation of the broker warrants were a risk-free interest rate 4.08%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 62.35%.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	Number		Contributed
	of Shares	Amount	Surplus
Authorized
An unlimited number of common shares no par value

Issued
Balance as at February 28, 2006	40,494,088	$19,964,141	$2,500,570
For cash pursuant to private placement (a)	9,091,500	13,609,604	-
Broker compensation warrants	-	-	377,142
For cash on exercise of warrants	135,290	162,348	-
For cash on exercise of stock options	737,000	566,350	-
Transfer from contributed surplus on exercise of stock options	-	333,066	(333,066)
Stock-based compensation	-	-	652,789

Balance as at February 28, 2007	50,457,878	34,635,509	3,197,435
For cash pursuant to private placement (b)	7,200,000	16,569,024	-
Broker compensation warrants	-	(545,821)	545,821
For cash on exercise of warrants	7,088,705	6,559,166	-
For cash on exercise of stock options	226,000	66,300	-
Transfer from contributed surplus on exercise of stock options	-	40,855	(40,855)
Transfer from contributed surplus on exercise of compensation warrants	-	183,978	(183,978)
Stock-based compensation	-	-	627,334

Balance as at February 29, 2008	64,972,583	57,509,011	4,145,757
For cash on exercise of stock options	1,025,000	554,500	-
For cash on exercise of warrants	70,023	138,598	-
Transfer from contributed surplus on exercise of stock options	-	309,088	(309,088)
Transfer from contributed surplus on exercise of compensation warrants	-	17,002	(17,002)
Stock-based compensation	-	-	4,655,439

Balance as at February 28, 2009	66,067,606	$58,528,199	$8,475,106

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

8.

STOCK OPTIONS

The Company has a stock option plan under which it is authorized to grant options to directors, officers, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option granted must not be less than the market price of the Company’s shares.  Options granted under the plan typically will vest immediately and are exercisable over five years.

Stock option transactions are summarized as follows:

	2009		2008		2007

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding, beginning of year	3,958,000	$1.50	3,624,000	$1.23	3,821,000	$1.03
Granted	2,645,000	3.23	560,000	2.80	540,000	2.00
Exercised	(1,025,000)	0.54	(226,000)	0.29	(737,000)	0.77

Outstanding, end of year	5,578,000	$2.50	3,958,000	$1.50	3,624,000	$1.23
Exercisable, end of year	5,578,000	$2.50	3,751,750	$1.43	3,624,000	$1.23

During fiscal 2009, the Company granted options to acquire 2,645,000 (2008 – 560,000; 2007 – 540,000) common shares with a weighted average fair value of $1.65 (2008 – $1.66; 2007 – $1.21) per option, of which 2,645,000 (2008 – 353,750; 2007 – 540,000) vested during the year resulting in stock-based compensation being recognized of $4,365,242 (2008 – $627,334; 2007 – $652,789). An additional $290,197 in stock-based compensation was recognized in respect of the vesting of options granted in prior years.

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2009	2008	2007

Risk-free interest rate	2.8 – 3.0%	4.2 – 4.6%	4.0 – 4.4%
Expected life	2 to 5 years	2 to 5 years	2 to 5 years
Annualized volatility	54 – 78%	62 – 82%	62 – 79%
Dividend rate	0%	0%	0%

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

8.

STOCK OPTIONS (cont’d….)

As at February 28, 2009, the following stock options were outstanding and exercisable:

Exercise	Number of shares		Number of shares
price	outstanding	Expiry date	exercisable

$2.60	100,000	July 1, 2009	100,000
0.40	75,000	June 1, 2010	75,000
0.35	87,000	July 12, 2010	87,000
0.70	300,000	September 15, 2010	300,000
2.79	75,000	October 1, 2010	75,000
0.80	100,000	November 22, 2010	100,000
1.90	1,621,000	February 15, 2011	1,621,000
2.02	20,000	April 21, 2011	20,000
2.13	100,000	May 4, 2011	100,000
2.04	70,000	January 9, 2012	70,000
2.80	200,000	April 20, 2012	200,000
2.91	85,000	May 8, 2012	85,000
2.91	100,000	May 9, 2012	100,000
3.40	75,000	March 1, 2013	75,000
3.25	2,320,000	March 26, 2013	2,320,000
3.00	250,000	May 14, 2013	250,000

	5,578,000		5,578,000

9.

WARRANTS

Share purchase warrant transactions are summarized as follows:

	2009		2008		2007

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Balance, beginning of year	8,724,582	$2.67	11,673,287	$1.41	6,656,727	$1.00
Issued	-	-	4,140,000	3.23	5,151,850	2.14
Exercised	(70,023)	1.99	(7,088,705)	0.93	(135,290)	1.20
Expired	(4,514,559)	2.17	-	-	-	-

Balance, end of year	4,140,000	$3.23	8,724,582	$2.67	11,673,287	$1.41

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

9.

WARRANTS (cont’d…)

As at February 28, 2009, the following share purchase warrants were outstanding and exercisable:

Number	Exercise
of Shares	Price	Expiry Date

2,700,000	$3.30	November 15, 2009*
540,000	2.75	November 15, 2009
900,000	3.30	November 26, 2009*

4,140,000

* These warrants are subject to forced conversion provisions as outlined in Note 7(b).

10.

RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	2009	2008	2007

Rent	$88,783	$52,920	$50,920
Professional and consulting fees	357,734	334,024	350,965
Salaries and benefits	258,400	229,153	182,750

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at February 28, 2009 is $114,938 (February 29, 2008 - $37,098) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

11.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, receivables, investments, contractor deposit, restricted cash, and accounts payable and accrued liabilities. The balance of restricted cash is not material. The carrying values of cash, receivables, contractor deposit, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are recorded at fair value based on quoted market prices at the balance sheet date.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, and equity market risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash and receivables, the contractor deposit, and a portion of its accounts payable and accrued liabilities in United States dollars (USD), Argentinean pesos, Euros or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 28, 2009 the Company’s exposure to exchange rate changes for the peso, Euro or CFA franc was not material; however, its exposure to exchange rate changes for the USD was $29,090 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $290,900. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2009 the Company held cash resources of $6,550,450 and had accounts payable and accrued liabilities of $2,332,359 and is able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

Equity market risk

The Company is exposed to equity price risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its investments.

Interest rate risk

The Company’s exposure to interest rate risk is not material. The natures of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

11.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont’d…)

Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank, or, to a lesser extent, at major banks in Sénégal and in Argentina. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008	2007

Loss for the year	$(4,574,185)	$(1,377,648)	$(1,801,883)

Expected income tax recovery	$1,387,544	$464,067	$644,840
Stock-based compensation and other permanent differences	(1,490,272)	(221,935)	(547,324)
Effect of reduction in future income tax rates	(96,574)	(521,425)	-
Change in valuation allowance	199,302	279,293	(97,516)

	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2009	2008

Future income tax assets
Resource properties and equipment	$2,044,763	$2,353,185
Non-capital loss carry-forwards	742,031	906,545
Share issue costs	323,764	471,754
Other	79,496	43,775

	3,190,054	3,775,259

Less: valuation allowance	(3,190,054)	(3,775,259)

	$-	$-

The Company has non-capital losses of approximately $2,900,000 (2008 – $3,400,000) available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire up to 2029.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

13.

SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	2009	2008

Sénégal	$36,759,620	$19,924,177
Argentina	3,532,644	1,322,329
Canada	213,463	37,145

	$40,505,727	$21,283,651

14.

CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its mineral properties and to provide sufficient funds for its corporate activities.

The Company’s mineral properties are in the exploration stage. As an exploration stage company, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance operations. In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. The Company uses a planning and budgeting process to manage its capital requirements.

15.

SUBSEQUENT EVENT – LEASE COMMITMENT

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follow, for the fiscal years ended February 28 or 29:

2010	$206,597	For the ten months April 1, 2009 to February 28, 2010
2011	230,882	For the 12 month fiscal year
2012	237,815	For the 12 month fiscal year
2013	240,161	For the 12 month fiscal year
2014	60,541	For the three months March 1, 2013 to termination

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2009

16.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008	2007

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$2,110,789	$1,516,482	$1,168,252
Performance bond included in receivables	(62,042)	-	-

	$2,048,747	$1,516,482	$1,168,252

Non-cash financing activities
Exercise of stock options	$(309,088)	$(40,855)	$(333,066)
Contributed surplus allocated to capital stock on exercise of stock options	309,088	40,855	333,066
Broker compensation warrants	-	545,821	377,142
Contributed surplus arising from broker compensation warrants	-	(545,821)	(377,142)
Exercise of broker compensation warrants	(17,002)	(183,978)	-
Contributed surplus allocated to capital stock on exercise of broker compensation warrants	17,002	183,978	-
Performance bond	62,042	-	-

	$62,042	$-	$-

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$(2,110,789)	$(1,516,482)	$(1,168,252)
Resource property expenditures incurred through advances to joint venture	(667,112)	-	-
Advances to joint venture for resource property expenditures	667,112	-	-
Investments received (delivered) on disposition (acquisition) of mineral property	(81,650)	371,352	-
Proceeds from acquisition (disposition) of mineral property for investments	81,650	(371,352)	-

	$(2,110,789)	$(1,516,482)	$(1,168,252)

Interest paid during the year	$-	$-	$-
Income taxes paid during the year	-	-	-

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED FEBRUARY 28, 2009

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the year ended February 28, 2009, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Sénégal and in advancing the permitting process for its Santa Rosa oil & gas concession in the Province of Mendoza, Argentina.

This MD&A is dated May 28, 2009 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the year ended February 28, 2009 and subsequently to the date of this report.

1.

We continued our exploration of the Sabodala Gold Project, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $16.8 million to our investment in the Sabodala project in fiscal 2009, and are continuing with aggressive work schedules. News releases issued March 20, May 5, June 5, July 24, August 6, September 16 and December 11, 2008, and on January 12, February 27, April 14 and May 14, 2009 describe significant drilling results and other progress at the Golouma West, Golouma Northwest, Golouma South, Masato, Kerekounda, Niakafiri, Maki Medina, Sekoto, Goumbati, Sabodala North and Cloverleaf gold targets. Total joint venture expenditures during the 2009 fiscal year managed by Oromin were approximately $30.4 million of which Oromin’s share was $15.2 million.

2.

On July 24, 2008 we issued a news release summarizing the initial open pit resource estimate for the three most advanced gold deposits defined to that date at the Sabodala Gold Project. The estimate, provided by our independent consultant SRK Consulting (Canada) Ltd. in compliance with National Instrument 43-101, was based on drilling up to April 2008 and outlined a total inferred in-situ resource estimate at the Goulouma West, Goulouma South and Masato deposits of 25.2 million tonnes grading 1.73 grams per tonne gold for a contained gold resource of 1.40 million ounces. We further reported that the resource shells used in the estimate went only to average depths of 150 to 200 meters, that significant on-trend and to-depth potential remains and continues to be drilled, that subsequent drilling has expanded the subject deposits and confirmed new discoveries, and that preliminary metallurgical tests have confirmed high gold recoveries.

3.

On February 27, 2009 we issued a news release providing an update to our July resource estimate, based on additional drill results to the end of December 2008. This update included for the first time resources from a fourth deposit, Kerekounda. The estimate update was provided by our consultants Lions Gate Geological Consulting Inc. in compliance with National Instrument 43-101, and outlines a total inferred in-situ resource estimate at the Goulouma West, Goulouma South and Kerekounda deposits of 9.7 million tonnes grading 3.01 grams per tonne gold for a contained gold resource of 940,000 ounces, and an inferred in-situ resource at the Masato deposit of 35.4 million tonnes grading 1.16 grams per tonne gold for a contained gold resource at Masato of  1.32 million ounces. Cut-off grades used for the Goulouma West and Goulouma South deposits are 0.5 grams per tonne; for Kerekounda 4.0 grams per tonne; and for Masato 0.5 grams per tonne. Applying a 1.0 grams per tonne cut-off grade to the Masato deposit provides an in-situ tonnage of 15.4 millions grading 1.74 grams per tonne, for a contained gold resource of 860,000 ounces.

Oromin Explorations Ltd.

Year Ended February 28, 2008

Management Discussion and Analysis

4.

As cited in previous MD & A reports, our activities towards drilling initial wells on the Santa Rosa oil and gas project in Argentina continued, consisting principally of conforming to requirements and timelines arising from the passing of jurisdiction over this project from the federal government of Argentina to the government of the Province of Mendoza. On May 2, 2008 the Province of Mendoza issued a decree confirming under its jurisdiction our rights in the project. We are now working on the necessary preparation work to drill the test wells, which we have timetabled for the first half of 2009. On July 9, 2008 we issued and filed a National Instrument 51-101 compliant technical report on the Santa Rosa project. This report is available on our website www.oromin.com and on SEDAR. We have recently completed our environmental studies as part of the drill permitting process. On January 8, 2009 we announced agreements formalizing Otto Energy Ltd.’s farm-in to this project, whereby Otto shall earn a 32.48% interest by providing the first USD $1.4 million portion of a 2009 Exploration Program and Budget of US $4.1 million, the balance of the program to be funded pro rata 67.52% by Oromin and 32.48% by Otto. Otto’s initial payment of USD $1.4 million has been received.

5.

Effective December 16, 2008 the Company’s common shares were listed for trading on the Toronto Stock Exchange, the senior Canadian exchange. We view this as an important milestone, expected to provide a higher profile, which we believe is warranted based on the very high levels of success occurring at the Sabodala Gold Project and the Company’s plans for 2009 and beyond.

Outlook

In the near term, we will continue our exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas project. We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on our currently held properties during the fiscal year currently in progress and subsequently. None of our resource properties are in production and therefore do not produce any income. On May 28, 2009 we announced an agreement with a syndicate of fiscal agents to raise up to $15,000,000 by way of a best efforts private placement of common shares at the issue price of $0.70 per share. The agents also have an option to increase the size of the placement by an additional $5,000,000. We also agreed to pay the agents a commission of 7 per cent of the gross proceeds raised. At the date of issue of this MD&A report, no securities had been placed pursuant to this agreement and the agreement is subject to, among other matters, market conditions and regulatory acceptance.

Comment on Recent and Current Economic Conditions

Recognizing CSA Staff Notice 51-328 published January 8, 2009, Company management is providing the following views on the current economic environment and the specific matters we have considered in preparing the consolidated financial statements and this MD&A. The latter half of 2008 saw dramatic reductions in valuations across many markets, including commodity prices and both senior equities and junior development stage equities. Many companies in our industry have experienced reductions in valuations of 90 per cent or more. Oromin’s share price has not been immune. Our management group has been in the exploration business for many years, and has successfully financed or otherwise maintained companies in good markets and in difficult markets such as prevail at this time. We expect, although we cannot have certainty, that the best-efforts financing described above under “Outlook” will succeed. If this in fact occurs, our Company would be well-funded for the balance of the current fiscal year.

We have considered whether the current economic challenges could indicate possible impairment of the carrying values of our resource projects. Following a focused review, we have concluded that conditions suggesting impairment are not present. Among other matters, we have active exploration programs under way or planned for both the Sabodala Gold Project and the Santa Rosa oil and gas prospect, and, subject to risks of non-completion, we have the financing agreement described above which, if successful, will allow us to continue with these plans. We also note that the Company’s market capitalization, approximately $47.6 million as of May 28, 2009, is very similar to our net asset value.

At this stage of its development, Oromin does not generate cash flow and is a large consumer of cash resources in carrying on its exploration business. Considering management’s track record of continuing operations during past difficult markets, and the indicated quality of our projects, we have reached our opinion that the Company is likely to continue on a going-concern basis for the current and subsequent fiscal years.

Oromin Explorations Ltd.

Year Ended February 28, 2008

Management Discussion and Analysis

From our point of view, our essential conclusion at this time is to carry on with our business strategy of advancing our projects and mobilizing a similar scale of human and technical resources as in 2008. We believe the progress of our projects, as reported above under “Overall Performance”, readily supports this conclusion. We shall remain watchful about market conditions, and be prepared to alter our plans if evidence so leads us.

Selected Annual Information

The following table provides a brief summary of Oromin’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended	Year Ended	Year Ended
	February 28,	February 29,	February 28,
	2009	2008	2007
Total revenues	nil	nil	nil
Net loss	$4,574,185	$1,377,648	$1,801,883
Basic and diluted loss per share	(0.07)	(0.02)	(0.04)
Total assets	49,368,607	48,205,346	27,405,610
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended February 28, 2009, total assets increased to $49.4 million from $48.2 million as at February 29, 2008, primarily due to the placement of share capital.

The increase in loss during the year ended February 28, 2009 compared to the year ended February 29, 2008 is primarily due to a major increase in stock-based compensation expense, offset in part by significantly increased foreign exchange gains and project administration fees.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. There are numerous reasons for this, but they include such things as widely varying levels of activity depending on the state of the capital markets and upon the company’s number of projects; the nature, size and timing of exploration programs depending on availability of funds, property location, seasonal factors and the number of exploration stages which have taken place on properties (typically, budgets on a given project go up year on year as projects proceed from grassroots prospecting towards drilling and resource definition); costs of properties abandoned or otherwise disposed of being charged to operations; levels of staffing and whether this consists of employed or contract personnel; the degree of professional services required to carry out such matters as property transactions or corporate finance; the resources applied to investor relations programs; and the amounts recognized as stock-based compensation expense upon the vesting of stock option grants.

In Oromin’s case, the factors just described have all come into effect during the three years reported on. Fiscal 2007, 2008 and 2009 have seen a steady increase in exploration activities at the Sabodala exploration concession in Sénégal, and 2009 saw a major increase in activity supporting the Santa Rosa oil and gas project in Argentina, both prior to and after the grant of the exploration rights by the Province of Mendoza. Our general and administrative costs, whether including or excluding the large non-cash item stock-based compensation, have also increased significantly, commensurate with our exploration and financing success and with increased levels of exploration expenditure.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays in fiscal 2007 and 2008 a robust ability to access the capital markets and otherwise manage our financial assets. It also demonstrates in all three years, 2007, 2008 and 2009, a robust program of resource project expenditure, which is after all the business we are in as an exploration company. Our cash outlays on our mineral projects have increased from $7.8 million in fiscal 2007 to $11.1 million in fiscal 2008 and to $19.6 million in fiscal 2009.

Oromin Explorations Ltd.

Year Ended February 28, 2008

Management Discussion and Analysis

Net of the large but non-cash item stock-based compensation, our expenses for the year ended February 28, 2009 were approximately $1.4 million, up modestly from approximately $1.3 million in the preceding year. Most expense cost centres increased in the 2009 fiscal year, reflecting the costs of supporting our expanding activities at the Sabodala and Santa Rosa projects, with the most significant increases occurring in professional fees and filing and transfer fees. Professional fees costs rose associated with costs of complying with Sarbanes-Oxley legislation in the United States, while the filing fees increase is attributable to costs of listing on the Toronto Stock Exchange. A significant decrease occurred in travel and public relations costs.  We expect our general levels of costs to continue in the current fiscal year in progress, and in subsequent years, as our projects continue to mature.

We experienced a major favorable reversal in foreign exchange effects, from a loss to a large gain, attributable to our holdings of USD monetary balances while the U.S. dollar increased dramatically from approximately par in February 2008 to over 1.25 in February 2009. Interest earnings decreased notably in 2009 related over the course of the year to both diminishing balances of financing proceeds and to deteriorating interest yields.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	February 28,	November	August 31,	May 31,	February 29,	November	August 31,	May 31,
	2009	30, 2008	2008	2008	2008	30, 2007	2007	2007
Total assets	$49,368,607	$48,290,046	$47,902,708	$48,567,218	$48,205,346	$45,154,830	$29,919,523	$29,535,410
Resource properties and deferred costs	40,292,264	36,204,517	31,834,611	26,508,057	21,246,506	17,567,037	15,120,881	13,206,938
Working capital	4,496,466	9,571,288	13,594,817	19,266,954	24,508,196	26,464,216	12,235,318	14,073,513
Shareholders’ equity	47,036,248	46,256,440	45,916,040	46,161,842	46,030,061	44,502,094	28,009,604	28,132,643
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	545,408	398,069	(510,118)	(5,007,544)	813,144	(1,302,009)	(209,777)	(679,006)
Earnings (loss) per share	0.01	0.00	(0.01)	(0.07)	(0.00)	(0.01)	(0.00)	(0.01)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. We experienced a very large charge to the non-cash expense category for stock-based compensation, since the Company made significant grants of incentive stock options in March and May 2008 as set out in Note 8 to the financial statements. Other than the factors leading to increased managerial and administrative costs already discussed, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the financial statements.

Discussion of Fourth Quarter

Excluding the very large non-cash item stock-based compensation, charges for operating expenses for the fourth quarter were approximately $408,000 which represents 29.0 per cent of such costs for the year as a whole. Fourth quarter costs were particularly burdened by Toronto Stock Exchange listing fees charges to filing and transfer fees in December 2008, and rent charges were higher in the second, third and fourth quarters upon the renewal of the office premises lease at a substantial increase. This trend is consistent with the analysis set out above in describing “Results of Operations” for the year as a whole, and is consistent with increasing expenditures on our mineral property interests. The increases in operating costs were offset in part by increased foreign exchange earnings. We continued to experience a foreign exchange gain, attributable principally to our holdings of U.S. dollars required to finance operations in Sénégal during a period of extraordinary volatility, generally trending up, in that currency.

Oromin Explorations Ltd.

Year Ended February 28, 2008

Management Discussion and Analysis

Liquidity

Based on our existing working capital, Oromin must rely on the successful completion of the best-efforts financing announced May 28, 2009 as set out under “Outlook” above, or, if that should not be successful, on other equity financings yet to be arranged, in order to fund its share of the current drilling programs and pre-feasibility engineering at the Sabodala Project during the current fiscal year, and its share of the cost of drilling the Santa Rosa Property if we are able to proceed with drilling according to our estimated timetable.

Oromin does not currently have an interest in any producing resource. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until Oromin develops cash flow from its operations. Based on the quality and track record of its management and its projects, the Company considers itself well-positioned to access the capital markets; however, it is clear that current conditions have rendered normal course equity offerings more challenging. In the near term, Oromin plans to continue its exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas targets, subject to successful financing.

Capital Resources

During the year ended February 28, 2009, the Company issued a total of 1,095,023 shares as set out in Note 7 to the financial statement for net cash proceeds of $693,098. Added to the balance of funds raised by equity issues in fiscal 2007 and 2008, we ended the period with continuing substantial cash resources and working capital.

The Company expects to require additional placements of equity capital in order both to meet its anticipated general and administrative expenses and to fund its share of current budgets for exploration programs for the Sabodala Project and the Santa Rosa Property for the balance of the fiscal year currently under way. The equity financing described above under “Outlook” will adequately meet these anticipated costs, if successful.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessor of its office premises in Vancouver as set out in Note 15 to the consolidated financial statements. Pursuant to informal agreements with companies which share the office premises, Oromin expects to pay approximately 60 per cent of the annual amounts set out in that note.

Related Party Transactions

During the year ended February 28, 2009, the Company incurred professional fees of $357,734 with directors or companies controlled by directors. These payments were comprised of $208,634 accrued or paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $149,100 for legal services accrued or paid to a law practice controlled by a director and officer of the Company. The Company also paid salaries and benefits of $258,400 to its Chief Executive Officer and to one other director for salaried management services, and incurred office and rent costs of $88,783 with companies related by way of common directors.

As at February 28, 2009, accounts payable includes $114,398 due to related parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Oromin Explorations Ltd.

Year Ended February 28, 2008

Management Discussion and Analysis

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Fair value is estimated using the Black-Scholes option pricing model. Consideration paid by option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income or loss for the period.

Adoption of new accounting standards

As described in Note 2 to the financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada effective with the commencement of its 2008-2009 fiscal year. The standards have to do with the concepts of general financial statement disclosure, capital disclosure, and enhanced financial instruments disclosures. The adoption of these new standards has not had a material effect on the Company’s financial position or results during the fiscal period.

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, performance bond, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. Because of generally short maturities, the fair values of these financial instruments are approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships. We are exposed to the market risk inherent in our holdings of shares of Lund; each one cent increase or decrease in the fair value of Lund shares creates a $11,979 credit or charge to comprehensive income or loss for the period.

We also from time to time maintain holdings in bank balances, in amounts due to or from OJVG, and in accounts payable which are denominated in U.S. dollars, Argentine pesos or in CFA francs, the currency of Sénégal, a currency which is pegged to the Euro. As a consequence, we are exposed to foreign exchange effects, both realized and unrealized, arising from fluctuations in those currencies. During the fiscal period ended February 28, 2009 foreign exchange rates against the Canadian dollar experienced unprecedented fluctuations and volatility. It is our expectation that this level of fluctuation and volatility is likely to continue during the current fiscal year under way, and that we shall continue to experience significant foreign exchange effects in our statement of operations.

International Financial Reporting Standards (“IFRS”)

The Company provided the following disclosure in its financial statements for the period ended February 28, 2009:

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform to IFRS of the Company’s balance sheet at February 28, 2010. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

Oromin Explorations Ltd.

Year Ended February 28, 2008

Management Discussion and Analysis

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 28, 2009. We recommend that readers of our financial and other disclosures take note of the risk factors set out in our AIF. In addition, we draw our readers’ attention to the matters discussed above under “Comment on Recent and Current Economic Conditions”.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 66,067,606 were outstanding at February 28, 2009 and the date of this report.

Incentive stock options

As at February 28, 2009, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
100,000	$2.60	July 1, 2009
75,000	$0.40	June 1, 2010
87,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
75,000	$2.79	October 1, 2010
100,000	$0.80	November 22, 2010
1,621,000	$1.90	February 15, 2011
20,000	$2.02	April 21, 2011
100,000	$2.13	May 4, 2011
70,000	$2.04	January 9, 2012
200,000	$2.80	April 20, 2012
85,000	$2.91	May 8, 2012
100,000	$2.91	May 9, 2012
75,000	$3.40	March 1, 2013
2,320,000	$3.25	March 26, 2013
250,000	$3.00	May 14, 2013
5,578,000

Share purchase warrants

As at February 28, 2009 the Company had the following warrants outstanding for the purchase of common shares:

Number of Warrants	Exercise Price	Expiry Date
540,000	$2.75	November 15, 2009
2,700,000	$3.30	November 15, 2009(1)
900,000	$3.30	November 26, 2009(1)
4,140,000

(1) These warrants are subject to accelerated conversion provisions as described in Notes 7(b) to the annual audited financial statements.

Vancouver, British Columbia	ÐÑÐÑÐÑ	May 28, 2009

Readers are referred to the Cautionary Statement on the last page of this document.

Oromin Explorations Ltd.

Year Ended February 28, 2008

Management Discussion and Analysis

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and the scope and timing of exploration programs, (ii) disclosure of financing transactions announced but not completed, and (iii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.